

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2011

Mr. Rajesh K. Shah
Chief Financial Officer
X-Rite, Incorporated
4300 44th Street S.E.
Grand Rapids, Michigan 49512

> **Re: X-Rite, Incorporated**
> **Form 10-K for the Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **File No. 000-14800**

Dear Mr. Shah:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief